MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898
2.	Date of Material Change: December 4, 2003
3.

News Release

A press release dated December 4, 2003, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on December 4, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change:

The Company has entered into an agreement with Northern Securities Inc. for a best efforts private placement financing of up to 1,363,637 common shares to be issued as "flow-through" shares under the Income Tax Act (Canada) at a price of $2.20 per share for gross proceeds of approximately $3,000,000.

5.	Full Description of Material Change: See the attached press release.
6.	Reliance on Confidentiality Provisions: Not Applicable
7.	Omitted Information: Not Applicable
8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED December 4, 2003, at the City of Calgary, in the Province of Alberta.

/s/ David Ferguson
David C. Ferguson
Vice-President, Finance and CFO